SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
                       Dixon Mill Investor, LLC (offeror)
                       MPF Pacific Gateway, LLC (offeror)
--------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation: $8,170,000(1)       Amount of Filing Fee: $1,634(2)
--------------------------------------------------------------------------------
(1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.
(2) Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable      Date filed:  Not Applicable

[ ]   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon, and MPF were referred to therein as the "Purchasers"), to purchase ALL Units of limited partnership interests ("Units") not already held by Purchasers and their affiliates in Wilder Richman Historic Properties II, L.P. (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO, as amended hereby (the "Offer to Purchase").

     The Offer to Purchase and all related documents are hereby amended to eliminate all references to Dixon Mill Investor, LLC as a Purchaser. Everest and MPF will be the only Purchasers under the Offer (Everest will purchase all the Units that would have otherwise been allocated to Dixon). Thus, no general partner or affiliate of any general partner of either the Partnership or any of the Operating Partnerships is involved in this Offer to Purchase. The Purchasers do not believe this amendment is material to Unitholders. All other terms of the Offer to Purchase remain unchanged, and the Offer is scheduled to expire December 29, 2005.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2005

                                 EVEREST PROPERTIES II, LLC

                                 By: /S/ DAVID I. LESSER
                                     ------------------------
                                     David I. Lesser
                                     Executive Vice President

                                 DIXON MILL INVESTOR, LLC

                                 By: /S/ MARK M. BAVA
                                     ---------------------
                                     Mark M. Bava
                                     Authorized Agent

                                 MPF PACIFIC GATEWAY, LLC
                                 By: MacKenzie Patterson Fuller, Inc., Manager

                                 By: /S/ CHIP PATTERSON
                                     -----------------------
                                     Chip Patterson
                                     Senior Vice President